UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On June 5, 2026, Marti Technologies, Inc. (the “Company”) entered into Amendment No. 2 (“Amendment No. 2”) to the Note Subscription Agreement, dated April 16, 2025, as amended by Amendment No. 1 on October 31, 2025 (the “Note Subscription Agreement”), by and among the Company, Callaway Capital Management, LLC, and the subscribers party thereto.

Pursuant to Amendment No. 2, the parties amended, among other things, the definition of “Reset Conversion Rate” applicable to the Company’s 12.50% Convertible Senior Secured Notes due 2029. Specifically, the multiplier used in the calculation of the Reset Conversion Rate was reduced from 1.65 to 1.05. The reduction of the multiplier has the effect of lowering the effective conversion price applicable upon a reset event.

As of the date of the amendment, $13.0 million principal amount of notes had been drawn, with $10.0 million remaining available for future drawdowns. The amended Reset Conversion Rate applies to all notes outstanding and issuable under the Note Subscription Agreement, including the $13.0 million principal amount drawn to date and any notes that may be issued pursuant to future drawdowns of the remaining $10.0 million amount.

The foregoing description of Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 2, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K, including Exhibit 10.1 hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-289486 and 333-273543), and Registration Statements on Form S-8 (File Nos. 333-284162 and 333-274779), and shall be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
10.1	Amendment No. 2 to Note Subscription Agreement, dated June 5, 2026, by and among Marti Technologies, Inc., Callaway Capital Management, LLC and the subscribers party thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES, INC.

Date: June 10, 2026	By:	/s/ Oguz Alper Öktem
		Name:	Oguz Alper Öktem
		Title:	Chief Executive Officer

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